

May 27, 2010

Mail Stop 4631

**Via U.S. mail**

James D. Mack
President and Chief Executive Officer
Sabre Industries, Inc.
1120 Welsh Road, Suite 210
North Wales, PA 19454

Re:     **Sabre Industries, Inc.**
         **Registration Statement on Form S-1**
         **Filed on:  April 30, 2010**
         **File No.:  333-166432**

Dear Mr. Mack:

        We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  Please add to the prospectus as soon as possible all currently omitted information that is not subject to Rule 430A, including, for example, a bona fide estimate of the range of the maximum offering price for the shares, the maximum number of shares offered, and the amount of additional shares that the underwriters may purchase in connection with the over-allotment option.  This information must be included on the prospectus cover page, as well as in the body of the prospectus. We will need adequate time to review this information once it is provided.

2. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

3. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible so that we will have sufficient time to review them. We may have comments on these materials.

Prospectus Cover Page

4. Please revise the cover page to name only the lead or managing underwriters. The information on your cover page should be limited to the information required by Item 501 of Regulation S-K.

Prospectus Summary, page 1

General

5. Please include where appropriate the complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

Our Company, page 1

6. Please disclose that the company is controlled by Corinthian Capital, a private investor and provide a brief description of the transaction by which Corinthian Capital obtained control. Please provide similar disclosure in the last paragraph of your "Our Company" discussion on page 52.

7. Please balance the information regarding revenue and growth by discussing the most significant risks facing your business (e.g., your indebtedness).

8. Throughout the prospectus summary and the other sections of the prospectus you make statements that you are "a leading provider" (see, e.g., pages one, two, four, 27, 46 and 52). Please revise these statements to disclose the measure by which you have determined that you are a leader (e.g., revenues or number or magnitude of projects).

Our Competitive Strengths, page 4
Our Growth Strategy, page 5

9. We note the following statements made on page four and five of the prospectus summary and repeated in substance elsewhere in the prospectus:
    - We believe we have superior design and engineering capabilities that provide us with a significant competitive advantage.

- We operate a purpose-built, state-of-the-art manufacturing and galvanizing facility strategically located in Alvarado, Texas . . . . We believe that this facility gives us a cost advantage over many of our competitors that do not have manufacturing and galvanizing operations located in the same facility.

- Our reputation as a premier provider of wireless communications and electric T&D infrastructure products . . . .

- We intend to leverage our established market leadership to serve the growing needs of the wireless communications infrastructure industry.

- With the electric T&D infrastructure industry poised for significant investment over the coming years due to the upgrade and expansion of the aging and unreliable U.S. electric power grid . . . .

- We seek to capitalize on our industry-leading reputation for protecting valuable wireless equipment . . . .

Please provide us with an explanation of the basis for each of these statements.

Risks Associates with our Business, page 6

10. We note your statements relating to industry and market data used in the prospectus. For example, you state that you "have not independently verified the information, and the publishers and other sources of this data do not guarantee the accuracy or completeness of the information." Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise accordingly.

Risk Factors, page 11

11. We note your disclosure in the second sentence of the introductory paragraph about currently immaterial risks which in the future may be deemed to represent risks material to your business. Please note that your risk factor disclosure should discuss only material risks that are currently affecting your business. Please remove or revise your disclosure to only address such currently material risks.

Our success and growth strategy depend on our senior management . . . , page 13
We face strong competition in our markets, page 13
If we are unsuccessful in further penetrating our existing markets . . . , page 13

12. In their current form, these risk factors do not appear to be tailored to your business and could apply to many issuers and offerings. Please revise these risk factors to focus on your business and your offering.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

Factors and Trends Affecting Our Results of Operations, page 27

Capital Expenditure Budgets of our Customers, page 27

13. Please provide examples of pending infrastructure projects referenced at the end
of the paragraph.

Customer Concentration, page 28

14. Based on your discussion, it appears that you enter into contractual arrangements
with your significant customers.  Please tell us what consideration you have given
to summarizing the material terms of these contracts and filing them as exhibits
pursuant to Item 601(b)(10) of Regulation S-K.

International Sales, page 29

15. We note that you "plan to broaden our presence internationally, particularly in
geographic regions that are still building infrastructure for wireless
communications networks and lack local infrastructure suppliers that are able to
serve their needs."  Please identify the regions or countries in which you believe
such expansion may be possible.

Results of Operations, page 30

16. We note that you have identified numerous factors that impacted your results
during the periods presented.  Please revise your disclosures to quantify the
impact of each factor you identify, to the extent practicable.  For example, please
ensure that each discussion of consolidated and segment sales quantifies and
addresses the impact of: changes in price, changes in volume, changes in product
mix, and acquisitions.

17. We note your disclosures related to a sale-leaseback.  Please revise your
disclosures to clarify: why and with whom you entered the transaction, when and
how the related facilities were acquired, how significant the facilities are to your
production capacity, and the impact on your results.  Also, please address the
status of all your facilities, including information regarding current capacity and
utilization during the periods presented.

Year Ended April 30, 2008 Compared to the Period May 10, 2006 . . . , page 33

18. Please clarify, if true, that the Sabre Communications Holdings transaction was

related to Corinthian Capital's acquiring control of the company.

Liquidity and Capital Resources, page 40

19. We note your reference to "certain financial covenants" associated with your term loans.  Please disclose and discuss your compliance with and the specific terms of these covenants.  For each material covenant, your disclosures should include the required and actual ratios/amounts for each period.  Your disclosures should also address the risks and potential consequences of not complying with your debt covenants.  Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts.  See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

20. Please address the potential risks and uncertainties regarding your ability to refinance the remainder of your long-term debt with a new credit facility.

Summary of Critical Accounting Policies and Estimates, page 41

Goodwill and Other Long-Lived Assets, page 41

21. Please disclose how many reporting units you have and clarify how you determined them for purposes of testing goodwill for impairment in accordance with ASC 350-20-35-33.

22. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, individually or in the aggregate, could materially impact your operating results or equity, please provide the following disclosures for each reporting unit:
   - The identity of the reporting unit and corresponding reportable segment.
   - The amount of goodwill allocated.
   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
   - A description of the assumptions that drive the estimated fair value.
   - A discussion of any uncertainties associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.
   - A discussion of any potential events, trends and/or circumstances that

> could have a negative effect on the estimated fair value.
>
> - Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.
>
> If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

23. Please also provide similar disclosures, as applicable, for any intangible assets or asset groups for which you have determined that estimated fair values are not substantially in excess of carrying values to the extent that they could materially impact your operating results or equity.

Industry, page 46

General

24. We note that the disclosures throughout your Industry and Business discussions, including the prospectus summary, incorporate statistical information, estimates and other industry data; however, you do not disclose the basis for some of the assertions made in your disclosure and it is unclear whether the cited information is publicly available or whether it was funded or paid by you. If you do not have appropriate independent support for a statement, please revise the language to make clear that it is management's belief based on your experience in the industry, if true, or disclose the source.

Business, page 57

Our Company, page 52

25. In the first paragraph on page 53, please describe the cost advantages of the combined manufacturing and galvanizing operations in your Alvarado, Texas facility.

Manufacturing Process and Quality Control, page 58

26. We note your disclosure in the risk factor "We may be unable to retain the subcontractors we need to manufacture and install certain products…" on page 16. Please revise your disclosure here to discuss that in addition to your manufacturing capabilities, you engage contract manufacturers, and to the extent material, discuss the terms of such arrangements.

27. In the second paragraph on page 59, please provide brief background information about Green Supplier Network and disclose the significance of being named a

recognized partner of such network.

## Management, page 65

## Board Structure and Composition, page 66

28. Please revise your disclosure to describe the board's leadership structure, as well as to state whether such leadership structure is appropriate given the company's specific characteristics and circumstances. See Item 407(h) of Regulation S-K.

## Committees of the Board of Directors, page 67

29. You disclose that you will establish the board committees prior to the "completion of the offering." To the extent that information about the members of the various committees will not be known at the time of effectiveness, please revise your disclosure accordingly.

## Executive Compensation, page 69

30. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us supplementally of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

31. Please update your executive compensation disclosure with respect to your most recently completed fiscal year ended April 30, 2010, including disclosure in the summary compensation table and the grants of plan-based awards table on page 79. We may have additional comments following the review of your revised disclosure.

## Management's Role in the Compensation Setting Process, page 70

32. The process described in the third paragraph of your disclosure appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. As such, your disclosure must provide a materially complete description of all of the elements considered by management is setting executive compensation, including among other things, how the advice of the compensation consultants influenced management's decision in setting executive compensation, and whether, within the targeted industries, the compensation decisions were derived from, or based on, a comparison to peer companies (including the new public companies referenced in your disclosure), disclosing these peer companies by name. To the extent that any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fall with respect to the benchmark. For additional guidance,

see Question 118.05 of the Compliance and Disclosure Interpretations concerning Item 402 of Regulation S-K, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Base Salary, page 71

33. Your disclosure related to Mr. de Poincy's salary increase should address how the CEO evaluated the various elements in determining the $50,000 salary increase. For example, it is unclear whether it was the company's performance, the executive's individual performance, or both that influenced the CEO in making such compensation decision. Please revise your disclosure accordingly.

Incentive Compensation, page 72

34. Please disclose the actual level of target achievement with respect to the performance goals for the year ended April 30, 2010 (we note your disclosure in the last paragraph on page 72).

35. Please explain why the CEO exercised his discretion with regard to the bonus paid to Messrs. Tholey and de Poincy.

Transaction Bonuses, page 73

36. Please disclose whether the selling shareholders anticipate paying any exit bonuses in connection with the offering, as well as the anticipated size of the exit bonus pool, if known.

2009 Summary Compensation Table, page 79

37. Please include footnote disclosure regarding the assumptions made in the valuation of the $38,950 option award to Mr. Mack by reference to a discussion of those assumptions in the financial statements, related footnotes or the MD&A. Please see Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. To the extent that this option award was granted during fiscal year 2009, please update the "Recent Sales of Unregistered Securities" section of the registration statement accordingly.

38. The footnote (1) to the summary compensation table appears to be missing, and the rest of the footnotes appear to have been miss-numbered. Please revise accordingly.

Grants of Plan-Based Awards, page 79

39. Please disclose each award grant made to a named executive officer in the last

completed fiscal year under any plan, including equity awards. See Item 402(d) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 82

40. Please add a total column to the table on page 83.

Principal and Selling Shareholders, page 87

41. Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received by the selling shareholders.

Description of Capital Stock, page 89

42. Please remove the reference to the "forms" of amended and restated certificate of incorporation and bylaws. As indicated in the last bullet point on page 7, the filing of the amended and restated charter and the adoption of the bylaws should take place prior to the effectiveness of the registration statement. In addition, in the first paragraph of your "General" discussion, please revise the "[u]pon completion of the offering" reference to reflect a description of your capital stock at the time of effectiveness.

Lock-Up Agreements, page 93

43. Please file the lock-up agreements as exhibits to the registration statement.

Material United States Federal Tax Considerations for Non-United States Holders of Common Stock, page 96

44. You disclose that you have not obtained, nor do you intend to obtain an opinion of counsel with respect to the material tax consequences of investment in your shares, yet we note that in the exhibit index you have listed as Exhibit 8.1 the opinion of Proskauer Rose LLP related to certain material tax considerations. Please revise the registration statement accordingly.

45. Please revise the last paragraph to clarify that the disclosure discusses the "material" tax consequences of investment in your shares. Use of the word "certain" implies that there could be material tax consequences that you have chosen not to discuss. In addition, please further revise your disclosure to remove the statement that the discussion is for "general information only" which could imply that the investors should not rely on the prospectus disclosures regarding

the material tax consequences of investment in your shares.

Where You Can Find Additional Information, page 106

46. We note the disclosure at the end of the first paragraph that the statements made in the prospectus "are not necessarily complete" and that they are "qualified in all respects" by reference to the text of the contract or other document filed as an exhibit to the registration statement.  Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.  Please revise accordingly.

Financial Statements, page F-1

General

47. If required, please provide updated financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Consolidated Balance Sheet, page F-3

48. Based on your disclosures in note 3, it is not clear to us why the amount of restricted cash was so significant at April 30, 2008.  Please help us better understand the facts and circumstances related to this amount as well as the nature of the restriction and your basis for determining that changes in restricted cash should be classified as operating cash flows.

Consolidated Statements of Stockholders' Equity, page F-5

49. Please provide us an analysis of your equity issuances and stock option grants during the periods presented.  For each issuance/grant tell us:
- the parties, including any related parties;
- the nature of any consideration;
- the estimated fair value and an explanation of the basis for determining fair value.
- if the fair value estimate was contemporaneous or retrospective.
- how the fair values reconcile to the fair value indicated by the anticipated IPO price.

Please also address any equity issuances/grants that occurred after the balance sheet date or that are expected to occur prior to the IPO.

Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page F-10

50. Based on your disclosure that your products are manufactured to strict customer specifications, please clarify if your sales contracts contain or require customer acceptance.  If they do, please clarify if and how customer acceptance provisions are considered in your revenue recognition policies.

51. Please help us better understand your disclosures in the last paragraph, including if you provide separate erection and installation services to customers, what those services entail, how long they take, and what you mean by the disclosure that you recognize revenue upon the completion of "each phase" of the erection and installation process.

Note 8. Long-Term Debt, page F-17

52. Please explain to us how you determined the fair value of the warrants.  Please also provide us a summary of the terms of the warrants and your basis for determining that classifying the warrants in permanent equity is appropriate.

Note 20. Segment Reporting, page F-32

53. Please demonstrate to us how you determined that the aggregation of your operating segments into two reportable segments is appropriate and complies with the aggregation criteria in ASC 280-10-50-11, including similar economic characteristics.

54. Please provide product line disclosures as required by ASC 280-10-50-40.

Note 21. Related Party Transactions, page F-34

55. Please disclose related party sales on the face of the consolidated statements of operations as required by Rule 4-08(k) of Regulation S-X.

Note 24. Subsequent Event, page F-36

56. Please disclose the initial terms of the contingent consideration and address the facts and circumstances related to the subsequent litigation

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-3

57. Please note that with respect to the amended and restated certificate of incorporation and bylaws (Exhibits 3.02 and 3.04, respectively), you must file

copies of your charter and bylaws as currently in effect prior to the effectiveness of the registration statement.  See Item 601(b)(3) of Regulation S-K.

58. It appears that you have not filed the schedules and exhibits to the Credit Agreement dated June 26, 2007 (Exhibit 10.6).  Please file the complete copy of your credit agreement as an exhibit with your next amendment.

Item 17. Undertakings, page II-5

59. Please tell us why you have included numbered paragraphs (3) and (4) in your undertakings.  In this regard, we note that your offering is not being registered pursuant to Rule 415 under the Securities Act of 1933, as amended.

\*      \*      \*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:     Julie M. Allen, Esq. (Via Facsimile @ (212) 969-2900)
        Proskauer Rose LLP
        1585 Broadway
        New York, NY 10036